

January 26, 2012

Via E-mail
Mr. Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

> **Re:** **Zions Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-12307**

Dear Mr. Arnold:

We have reviewed your filing and your response dated December 1, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Notes to Consolidated Financial Statements

Note 5. Loans and Allowance for Credit Losses – Impaired Loans, page 25

1.   We note your disclosure that you changed your threshold for the identification of impaired loans from $0.5 million to $1 million. Please tell us and revise future filings to

include the following information:

- An explanation as to the reason(s) for the increased threshold taking into consideration that the credit environment is improving at a slow pace and the geographic areas in which you operate;

- Describe in greater detail how you implemented the threshold change and how you account for the loans that are below the $1 million threshold at September 30, 2011, but were considered impaired loans at June 30, 2011 under the prior threshold. In your response tell us whether these loans will continue to be impaired loans or if the loans are now included in the smaller nonaccrual loans that are collectively evaluated for impairment. Also, discuss how you will account for a loan that meets the threshold in one period, but due to charge-offs does not meet it in the subsequent reporting period;

- The total amount and number of loans on nonaccrual at September 30, 2011 and December 31, 2011 that would meet the prior threshold; and

- Discussion of the changes made to your loan loss model for those loans collectively evaluated for impairment to supplement for the additional loans between the $0.5 million and $1 million value that are no longer specifically reviewed for impairment.

2.   We note your disclosure on page 26 that your unpaid principal balance for impaired loans at December 31, 2010 was restated to properly reflect your accounting for impaired loans. Please explain what changed in your accounting and reporting of the unpaid principal balance for impaired loans from December 31, 2010 to September 30, 2011.

Modified and Restructured Loans, page 26

3.   We note your tabular disclosure on page 30 of TDRs modified within the previous 12 months that had a payment default during the periods presented. Please tell us and revise future filings to disclose how modifications and defaults are factored into the determination of the allowance for credit losses by portfolio segment.

Note 9. Fair Value – Utilization of Third Party Pricing Services, page 41

4.   We note your response to prior comment three in our letter dated November 8, 2011 and that your third party pricing servicer, Interactive Data Corporation ("IDC"), provides you with "inputs summarized by asset class" and the details on how such inputs are obtained and used in the valuation process. Please tell us whether this information includes the actual quantitative inputs used for the valuation process. If so, explain what you do with this information and if it is received for all securities or only a sample.

5.   You also state in your response to prior comment three that you obtain a SSAE 16 report on the effectiveness of IDC's operating controls over the valuation of municipal securities. Please address the following:

- Explain how you consider IDC's internal processes in the absence of such reports for other security types given the relative significance of these other securities to your financial position.

- For the municipal securities, tell us how you update your understanding of the processes at IDC from the date of the last SSAE 16 report through year end considering the SSAE 16 report for 2011 will not be completed until the first or second quarter of 2012.

6.   We note in your response to prior comment five in our letter dated November 8, 2011 that you have implemented controls during the fourth quarter to compare pricing from IDC to a separate third party source and to review corroborative pricing information from IDC. We acknowledge your increased level of controls in this area and remind you of the requirement 1) to maintain a system of internal control over financial reporting sufficient to provide, among other things, reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and 2) to maintain accurate and reasonably detailed books and records. Please address the following with respect to these new controls:

- With respect to your new control of comparing the pricing amounts from IDC with information provided by another third party source, tell us how you evaluate the information received from the other third party source. Also, when differences between the pricing provided by the two sources are noted, explain how you determine the fair value for a given security and ensure that the price recorded is in compliance with ASC 820.

- With respect to your review of corroborative pricing information from IDC, explain the specific corroborative information you receive and how you evaluate such information.

7.   Please expand your financial statement disclosures in future filings to include relevant information that was provided in your responses to prior comments three to five in our letter dated November 8, 2011. For example, consider clarifying the amount of fair value measurements that are derived from pricing services both by type of security and classification level. Also, with respect to your disclosure on page 42 that fair values for AFS and trading securities are determined under Level 2 using quoted prices for similar securities or independent pricing services that incorporate observable market data *when possible*, discuss the circumstances that the pricing services would incorporate unobservable data into a Level 2 measurement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets, page 87

8.   We note your disclosure that construction and land development loans on nonaccrual have decreased by $249 million from December 31, 2010 to September 30, 2011. We also note your disclosure on page 84 that 34% of your commercial real estate term loans are mini-perm loans where construction has been completed and the project stabilized to a level that supports the granting of a mini-perm loan. Please tell us and revise to disclose in future filings whether any of the decrease in construction and land development nonaccrual loans was from the conversion of these loans to a commercial real estate term loan. If so, address whether these loans remain on nonaccrual status upon conversion.

Restructured Loans, page 88

9.   We note your disclosure on page 27 and 89 that a loan may no longer be reported as a TDR or impaired in the calendar year subsequent to the restructuring if the loan is on accrual, in compliance with its modified terms, and yields a interest rate that was greater than or equal to the rate you were willing to accept for a new loan with comparable risk at the time of the restructuring. Please revise your disclosure in future filings to quantify the amount of loans that have been removed from TDR status as a result of this policy.

     You may contact Lindsay McCord at (202) 551-3417 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant